SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of May, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Annual Information Update





Prudential plc

Annual Information Update

This annual information update is required by and is being made pursuant to
Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither Prudential, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein (except as expressly set out therein). The information referred to below is not necessarily up to date as at the date of this annual information update and Prudential does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

Prudential announces that in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.

 1. Regulatory announcements

    The following UK regulatory announcements have been made by Prudential via a Regulatory Information Service during the previous 12 months. Copies can be viewed at the London Stock Exchange website at http:// www.londonstockexchange.com/en-gb/pricesnews/marketnews/marketnews.htm under code PRU and on Prudential's website at http://www.prudential.co.uk/ prudential-plc/media/rns/ Where information was published at the Securities and Exchange Commission and the New York Stock Exchange by virtue of Prudential's American Depositary Shares or Capital Securities listed on the New York Stock Exchange, copies can also be viewed on the Securities and Exchange Commission's website at http://www.sec.gov/edgar/searchedgar/ webusers.htm by searching under Companies & Other Filers for Prudential plc.


  Description of the              Method of publication        Date of filing/              Information may be
  information published                                        publication                  obtained from

  Director Shareholding           Announced to the LSE, SEC    04/05/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Result of AGM                   Announced to the LSE, SEC    05/05/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  New director details/shares     Announced to the LSE, SEC    09/05/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director Shareholding           Announced to the LSE, SEC    10/05/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Bond exchange                   Announced to the LSE, SEC    12/05/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director Shareholding           Announced to the LSE, SEC    13/05/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director Shareholding x3        Announced to the LSE, SEC    16/05/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Life of Georgia Purchase        Announced to the LSE, SEC    19/05/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Prudential City Licence         Announced to the LSE, SEC    20/05/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Bond Exchange Update            Announced to the LSE, SEC    20/05/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director Shareholding           Announced to the LSE, SEC    23/05/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director Shareholding x2        Announced to the LSE, SEC    25/05/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director Shareholding           Announced to the LSE, SEC    31/05/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Bond Exchange Update            Announced to the LSE, SEC    31/05/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Accounting Standards            Announced to the LSE, SEC    02/06/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director Shareholding           Announced to the LSE, SEC    09/06/05                     LSE website
                                  and NYSE                                                  SEC website

                                                                                            Prudential website
  Pru buys annuities book         Announced to the LSE, SEC    24/06/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Doc re 20-F                     Announced to the LSE, SEC    27/06/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director Shareholding           Announced to the LSE, SEC    30/06/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    11/07/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  China city licences             Announced to the LSE, SEC    13/07/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Holding(s) in company           Announced to the LSE, SEC    13/07/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Doc re Form F                   Announced to the LSE         13/07/05                     LSE website
                                                                                            Prudential website

  Subordinated securities         Announced to the LSE, SEC    15/07/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Second Supplemental Indenture   Announced to the LSE         19/07/05                     LSE website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    19/07/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    27/07/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Interim Results                 Announced to the LSE, SEC    27/07/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Holding(s) in Company           Announced to the LSE, SEC    04/08/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Interim Report                  Announced to the LSE, SEC    05/08/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    09/08/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Holding(s) in Company           Announced to the LSE, SEC    19/08/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Scrip Dividend                  Announced to the LSE, SEC    24/08/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Holding(s) in Company           Announced to the LSE, SEC    25/08/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director's other directorship   Announced to the LSE, SEC    01/09/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  China fund management licence   Announced to the LSE, SEC    07/09/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    09/09/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Document re Scrip Dividend      Announced to the LSE, SEC    15/09/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    29/09/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding x2   Announced to the LSE, SEC    30/09/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    10/10/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Board Changes                   Announced to the LSE, SEC    17/10/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  New Director's details          Announced to the LSE, SEC    18/10/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Blocklisting                    Announced to the LSE, SEC    21/10/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    24/10/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  3rd Quarter Results             Announced to the LSE, SEC    26/10/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Rule 2.10 Announcement          Announced to the LSE, SEC    27/10/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Rule 2.10 Announcement          Announced to the LSE, SEC    28/10/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    28/10/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  6 Monthly Blocklisting          Announced to the LSE, SEC    31/10/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Rule 2.10 Announcement          Announced to the LSE, SEC    31/10/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    01/11/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Rule 2.10 Announcement          Announced to the LSE, SEC    02/11/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Prudential plc - Site Visit     Announced to the LSE, SEC    02/11/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Rule 2.10 Announcement          Announced to the LSE, SEC    03/11/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Rule 2.10 Announcement          Announced to the LSE, SEC    07/11/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding x2   Announced to the LSE, SEC    09/11/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Publication of Prospectus       Announced to LSE             10/11/05                     LSE website
                                                                                            Prudential website

  Director's Details              Announced to the LSE, SEC    11/11/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Disclosure Director's Details   Announced to the LSE, SEC    14/11/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Rule 2.10 Announcement          Announced to the LSE, SEC    16/11/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Holding(s) in Company           Announced to the LSE, SEC    18/11/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Rule 2.10 Announcement          Announced to the LSE, SEC    22/11/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Offer for minority in Egg plc   Announced to LSE             01/12/05                     LSE website
                                                                                            Prudential website

  Holding(s) in Company           Announced to the LSE, SEC    08/12/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    09/12/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  EEV restatement 2004            Announced to the LSE, SEC    13/12/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Documents at viewing facility   Announced to the LSE, SEC    13/12/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Rule 2.10 Announcement          Announced to the LSE, SEC    13/12/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Rule 2.10 Announcement          Announced to the LSE, SEC    14/12/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Holding(s) in Company           Announced to the LSE, SEC    16/12/05                     LSE website
                                  and NYSE                                                  Prudential website

  Documents at viewing facility   Announced to the LSE, SEC    19/12/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Holding(s) in Company           Announced to the LSE, SEC    23/12/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    30/12/05                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    05/01/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    06/01/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding x2   Announced to the LSE, SEC    09/01/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Rule 2.10 Announcement          Announced to the LSE, SEC    12/01/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Disclosure Director's Details   Announced to the LSE, SEC    18/01/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Rule 2.10 Announcement          Announced to the LSE, SEC    19/01/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    19/01/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Doc re Form 6-K                 Announced to the LSE, SEC    19/01/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Rule 2.10 Announcement          Announced to the LSE, SEC    20/01/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Holding(s) in Company           Announced to the LSE, SEC    23/01/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Offer Update                    Announced to the LSE         23/01/06                     LSE website
                                                                                            Prudential website

  Full Year New Business          Announced to the LSE, SEC    25/01/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    26/01/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Corporate Broker Appointment    Announced to the LSE, SEC    26/01/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director Declaration            Announced to the LSE, SEC    30/01/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  New City Licence in China       Announced to the LSE, SEC    30/01/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Egg Board Changes               Announced to the LSE, SEC    31/1/06                      LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Takaful Licence - Malaysia      Announced to the LSE, SEC    01/0/2/06                    LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    02/02/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Disclosure Director's Details   Announced to the LSE, SEC    02/02/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Holding(s) in Company           Announced to the LSE, SEC    08/02/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    09/02/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    16/02/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Bonus Declaration               Announced to the LSE, SEC    21/02/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    08/03/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding x4   Announced to the LSE, SEC    16/03/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Full year results               Announced to the LSE, SEC    16/03/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Board statement x2              Announced to the LSE, SEC    20/03/06                     Announced to the LSE, SEC
                                  and NYSE                                                  and NYSE

  Director/PDMR Shareholding x2   Announced to the LSE, SEC    23/03/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Rule 2.10 Announcement          Announced to the LSE, SEC    23/03/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Compulsory Acquisition of       Announced to the LSE         24/03/06                     LSE website
  Shares                                                                                    Prudential website

  Prudential plc Statement        Announced to the LSE, SEC    24/03/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Scrip Dividend                  Announced to the LSE, SEC    29/03/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Holding(s) in Company           Announced to the LSE, SEC    29/03/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Holding(s) in Company           Announced to the LSE, SEC    30/03/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding x2   Announced to the LSE, SEC    31/03/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Holding(s) in Company           Announced to the LSE, SEC    31/03/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Holding(s) in Company           Announced to the LSE, SEC    03/04/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Prudential plc Board Change     Announced to the LSE, SEC    04/04/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director's details              Announced to the LSE, SEC    05/04/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Holding(s) in Company           Announced to the LSE, SEC    05/04/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  China Fund Licence              Announced to the LSE, SEC    06/04/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Scrip Dividend                  Announced to the LSE, SEC    10/04/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding      Announced to the LSE, SEC    10/04/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Annual Report and Accounts      Announced to the LSE, SEC    18/04/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Director/PDMR Shareholding x2   Announced to the LSE, SEC    20/04/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Q1 New Business Figures         Announced to the LSE, SEC    20/04/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Disclosure of Director's        Announced to the LSE, SEC    24/04/06                     LSE website
  Details                         and NYSE                                                  SEC website
                                                                                            Prudential website

  Six month blocklisting          Announced to the LSE, SEC    25/04/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website

  Prudential UK Site closures     Announced to the LSE, SEC    26/04/06                     LSE website
                                  and NYSE                                                  SEC website
                                                                                            Prudential website


2. Documents filed with the Registrar of Companies

The following documents have been filed by Prudential with the Registrar of Companies at Companies House during the past 12 months. Copies of these documents may be obtained from Companies House:

Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ
email: enquiries@companies-house.gov.uk

or,  if  you  are  a  registered  user,   through   Companies  House  Direct  at
www.direct.companieshouse.gov.uk


        Date of filing    Document type    Description

        12/05/05          Mem/arts         Memorandum and Articles of Association
        12/05/05          AA               Group Company Accounts made up to 31/12/04
        12/05/05          288a             Appointment of director
        12/05/05          288b             Resignation of director
        12/05/05          Res              Resolutions passed at Companies 2005 AGM
        18/05/05          88(2)R           Return of allotment of shares
        23/05/05          288a             Appointment of director
        01/06/05          288c             Director's particulars changed
        09/06/05          88(2)R           Return of allotment of shares
        25/06/05          88(2)R           Return of allotment of shares
        29/06/05          362a             Location of overseas branch register (non-legible)
        07/07/05          363a             Annual Return made up to 13/06/05 (bulk list available separately)
        25/07/05          288c             Director's particulars changed
        04/11/05          288b             Resignation of director
        09/11/05          88(2)R x2        Return of allotment of shares
        12/12/05          288c             Director's particulars changed
        06/01/06          88(2)R           Return of allotment of shares
        10/01/06          88(2)R           Return of allotment of shares
        16/01/06          288a             Appointment of director
        30/01/06          288a             Appointment of director
        30/01/06          288c             Director's particulars changed
        31/01/06          88(2)R           Return of allotment of shares
        13/02/06          288c             Director's particulars changed
        15/02/06          88(2)R           Return of allotment of shares
        16/02/06          88(2)R           Return of allotment of shares
        28/02/06          88(2)R           Return of allotment of shares
        28/02/06          88(3)            Particulars of contract relating to shares
        01/03/06          88(2)R           Return of allotment of shares
        02/03/06          88(2)R           Return of allotment of shares
        09/03/06          88(2)R           Return of allotment of shares
        16/03/06          88(2)R           Return of allotment of shares
        24/03/06          88(2)R           Return of allotment of shares
        19/04/06          88(2)R x2        Return of allotment of shares
        19/04/06          88(3) x2         Particulars of contract relating to shares
        20/04/06          288c             Director's particulars changed
        26/04/06          88(2)R x2        Return of allotment of shares


3. Documents filed with the Financial Services Authority

The following documents have been filed by Prudential with the Financial Services Authority during the previous 12 months. These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS.



      Document                                                                          Date of publication

      Resolutions passed at AGM 2005                                                    05/05/05
      Form 20-F                                                                         27/06/05
      Form F 424 (b) (5)                                                                13/07/05
      Second Supplemental Indenture                                                     19/07/05
      Interim Report 2005                                                               05/08/05
      Scrip dividend documentation in respect of the interim and final dividend 2005    15/09/05 interim dividend
                                                                                        10/04/06 final dividend
      Offer document in respect of the recommended offer by the Company for Egg plc     19/12/05
      Information Memorandum re offer for Egg plc                                       19/12/05
      Form of Instruction re offer for Egg plc                                          19/12/05
      Form of Acceptance re offer for Egg plc                                           19/12/05
      US GAAP Interim Results 2005                                                      19/01/06
      Annual Report 2005                                                                18/04/06
      Annual Review and Summary Financial Statement 2005                                18/04/06
      AGM circular 2006                                                                 18/04/06
      Proxy voting forms for the UK, the US and the Irish Branch Register               18/04/06
      Rules of the proposed Group Performance Share Plan                                18/04/06
      Rules of the proposed Business Unit Performance Plan                              18/04/06


4. Documents published at the Securities and Exchange Commission

Prudential has published a number of the documents listed in 1 above, where indicated, with the Securities and Exchange Commission ("SEC") in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having American Depositary Shares and Capital Securities listed on the New York Stock Exchange ("NYSE"). In addition, Prudential has published the following documents with the SEC and/or NYSE. Full details of documents published at the SEC can be viewed at http://www.sec.gov/edgar/searchedgar/webusers.htm by searching under Companies & Other Filers for Prudential plc.


  Filing date    Form               Description

  24/06/05       Form 20-F
  06/05/05       Form 6-K           resolutions passed at AGM 2005
  11/07/05       Form 6-K x3        incorporating by reference various announcements into the Company's registration statement on Form F-3
  12/07/05       Form 8-A           Form for registration of securities
  13/07/06       Form 424(b) (5)    Prospectus Supplement
  18/07/05       Form 6-K           Second Supplemental Indenture
  18/07/06       Form 6-K           Capital Security in Global Form
  19/07/06       Form 6-K           incorporating Cleary Gottlieb Steen & Hamilton's opinion into the Company's registration statement on Form F-3
  08/08/05       Form 6-K           Interim Report 2005
  15/9/05        Form 6-K           scrip dividend documentation
  22/12/05       Form 6-K           News release in respect of the recommended offer by the Company for Egg plc (for information only)
  22/12/05       Form 6-K           Offer document in respect of the recommended offer by the Company for Egg plc
                                    (for information only)
  18/01/06       Form 6-K           US interim results 2005
  23/01/06       Form 6-K           Update on offer for Egg plc
  24/03/06       Form 6-K           Compulsory Acquisition of Shares in Egg plc by the Company
  10/04/06       Form 6-K           Scrip dividend documentation


Copies of the Company's 20-F for the year ended 31/12/2004, Annual Report 2005, Annual Review and Summary Financial Statement 2005, AGM 2006 circular and associated proxy voting forms were also sent to the New York Stock Exchange in accordance with its Listing Company Manual.

In addition, whenever shares are listed on the London Stock Exchange, a supplementary listing application is submitted to the NYSE for the equivalent number of American Depositary Shares representing the number of shares listed in the UK.

Copies of the Annual and Interim Reports 2005, the Summary Review and Financial Statement 2005, the Annual General Meeting documentation, Form 20-F 2004 and the US Interim Report 2005 can be found on Prudential's website, www.prudential.co.uk

The annual information update is also available on Purdential's website. Copies of documents listed above and copies of this annual information update are available on request from Prudential's registered office at Laurence Pountney Hill, London, EC4R 0HH.

For further information please contact Sylvia Edwards, Prudential plc, Group Secretarial, Laurence Pountney Hill, London EC4R 0HH.

2 May 2006



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 02 May 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Peter Maynard
                                              Group Legal Services Director